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February 22, 2005

U.S. Securities and Exchange Commission	Copies sent via Federal Express
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Mr. H. Christopher Owings
Mr. David Mittelman
Mail Stop 03-08

RE:  Decorize, Inc. (File No. 1-31260)
        Preliminary Information Statement filed on Schedule 14C filed January 18, 2005
                        Form 10-QSB for the period ended September 30, 2004 filed November 12, 2004

Ladies and Gentlemen:

On behalf of Decorize, Inc., a Delaware corporation (the “Company”), we have filed Amendment No. 1 to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”), originally filed on January 18, 2005 (File No. 1-31260), in response to your comment letter, dated February 14, 2005, which was addressed to the Chief Executive Officer of the Company. This letter responds to each of the comments set forth in your February 14th letter on behalf of the Company.

For your convenience, the numbered paragraphs below correspond to those in the February 14th comment letter, and your comments are presented in bold face. We are also sending a copy of this letter to you via overnight delivery, together with two marked copies of the Preliminary Information Statement, which show all changes made since the previous filing.

Preliminary Information Statement on Schedule 14C

1.
We note in the final paragraph of the Proposal to Authorize section that you have agreed to register for resale under the Securities Act of 1933 all common stock issued or issuable pursuant to the letter agreement. Among those are shares underlying warrants that potentially may be exercised at “50% of the 20-day trailing market price” of your common stock. It is our position you may not register common shares underlying warrants exercisable at a price based upon the trading value of the common shares. See Part 3S in the Securities Act Sections of our March 1999 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm your understanding of our position. In addition, revise that final paragraph of the Proposal to Authorize section to clearly state you will only register shares for resale after the warrants have been exercised and the transaction otherwise is complete.

U.S. Securities and Exchange Commission
February 16, 2005

In response to this comment, we confirm that the Company is aware of the Staff’s position, and we have revised the “Registration of Common Stock” paragraph of the Proposal to Authorize section of the Information Statement to reflect this understanding.

2.
Please revise throughout - including the General Information and the Proposal to Authorize sections - to clearly state the matter(s) to be acted upon. As currently drafted, it is unclear whether you will obtain stockholder approval of all six elements listed in the General Information section, or whether stockholder approval is sought only to authorize the issuance of common stock and modify warrant provisions as reflected in the Proposal to Authorize section.

The Company has revised the disclosure throughout the Information Statement in response to this comment.

3.
In this regard, the disclosure at the bottom of Purpose of Transactions section appears to indicate that you have obtained consent from a majority of stockholders to approve issuance of securities in connection with any future agreement with existing warrant holders. Is this aspect of the consent part of the matter to be acted upon in connection with this information statement? The disclosure throughout, including in the Proposal to Authorize section, does not appear to reference this aspect of the consent. Regardless, if this aspect of the consent is a matter to be acted upon, then:

•
please tell us under state law or exchange rules whether it is appropriate to obtain stockholder approval for a future issuance or modification of securities without disclosing the material terms of that issuance or modification; and

•
provide appropriate cautionary language addressing the fact that you have not determined yet the material terms of the issuance or modification, and as a result, shareholders are granting the board wide discretion and may not have another opportunity to consider the actual issuance or modification.

The Company has revised the disclosure throughout the Information Statement to make it clear that the stockholder consent authorized the Company to offer to modify the remainder of its outstanding warrants on the same material terms as were agreed to by SRC Holdings Corporation and Quest Capital Alliance, L.L.C. with respect to their existing warrants. We have revised the disclosure in the Purpose of Transactions section to make it clear that the stockholder consent included all of the material terms upon which the Company’s outstanding warrants could be modified, and we have summarized those material terms. We have further confirmed that there is no prohibition on Decorize’s stockholders approving the modification of the warrants pursuant to those terms, under any of the applicable rules and regulations of the American Stock Exchange or under Delaware corporate law.

U.S. Securities and Exchange Commission
February 16, 2005

4.
As part of your revisions in response to the above two comments, please identify clearly and impartially each separate matter intended to be acted upon. In other words, present and discuss fully each separate matter under a distinct heading in the information statement.

The Company has revised the disclosure throughout the Information Statement in response to this comment.

5.
We remind you that your upcoming Form 10-Q for the period ended December 31, 2004 should include disclosure in the Management’s Discussion and Analysis section describing the transactions outlined in the information statement and discussing the financial impact the transactions will have on your operations, including as reflected in our comments below. Please also consider any known trends and uncertainties that are apparent as a result of the transactions. Please see Securities Act Interpretative Release 33-8350 dated December 29, 2003 for further guidance.

The Company confirms that it will include appropriate disclosure of the referenced transactions in the Management’s Discussion and Analysis sections of any upcoming filings made on Forms 10-QSB and 10-KSB, which relate to any periods affected by those transactions. The Company’s disclosure will be made in a manner intended to comply with all applicable rules and regulations of the Staff, including the referenced release.

6.
Please more clearly describe the affiliation between Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance. For example, we note disclosure under the Interest of Certain Persons section indicating that there are “perceived conflicts” in the relationships between Decorize, SRC, and Quest.

Disclosure responsive to this comment has been made to the “Interest of Certain Persons” section of the Information Statement.

Description of Securities

Preferred Stock

7.
We note disclosure in the first paragraph under this caption that “No shares of our preferred stock are issued or outstanding.” We also note disclosure in the second paragraph under this caption indicating that on February 13, 2004, you completed a private placement of 500,000 shares of Series A Convertible Preferred Stock to SRC Holding Corporation. Please reconcile this apparent discrepancy and revise your disclosure as appropriate.

U.S. Securities and Exchange Commission
February 16, 2005

Disclosure responsive to this comment has been made to the referenced portion of the Information Statement.

Proposal to Authorize the Issuance of Shares of Common Stock

8.
As currently drafted, the disclosure here is difficult to read. So that your shareholders may make an informed investment decision, please revise this disclosure to ensure it is as clear and concise as possible. As part of your revisions, please consider reducing unnecessary legalese, defined terms, embedded lists, and run-on sentences. Generally, while it is important to convey the material terms of the underlying transaction, it is equally important to discuss the transaction in a manner understandable to an average reader. As one example, please disclose whether you already have drawn down any funds under the line of credit. As another example, more clearly discuss why it was necessary for Quest to execute a “supplementary guaranty” and otherwise discuss how this interrelates with the SRC guaranty. As one further example, more clearly address why Mr. Parsons agreed to subordinate amounts owed him - and disclose that amount - so that you could enter into the line of credit.

Disclosure responsive to this comment has been made to the “Proposal to Authorize” section of the Information Statement.

9.
Also, in addition to discussing the transaction, please ensure that your disclosure addresses the overall effect of the proposal. In particular, please consider that if SRC must pay amounts under the guaranty or the guaranty continues beyond June 30, 2006, then the warrants, preferred shares, and note may be exercised or converted into shares based upon a price as low as a 50% discount to the market trading price. Therefore, to balance the disclosure in the Purpose of Transactions section regarding dilution, you should also present the possible negative effects of a below-market exercise and conversion feature. Please revise here to clearly and concisely disclose the following:

•
as of the latest date practicable, the amount of common shares that you would issue assuming full exercise or conversion of the warrants, preferred shares, and note based upon the below-market trading price, the percentage of the total outstanding common shares these amounts represent, and that due to the floating conversion rate, you do not know the exact number of shares that you may issue upon conversion;

•
if triggered, the securities will be exercisable and convertible at a floating rate below the then-prevailing market price and, as a result, the lower the stock price at the time the holder exercises or converts, the more common shares the holder gets;

U.S. Securities and Exchange Commission
February 16, 2005

•
to the extent the holders exercise or convert and then sell their common stock, the common stock price may decrease due to the additional shares in the market. This could allow the holders to exercise or convert their securities into even greater amounts of common stock, the sales of which would further depress the stock price; and

•
the significant downward pressure on the price of the common stock as the holders exercise or convert and sell material amounts of common stock could encourage short sales by the holders or others. This could place significant downward pressure on the price of the common stock. In this regard explain the meaning and significance of short selling.

These are only examples. Please consider whether other material adverse effects may result from the possible below-market exercise and conversion feature. We may have further comment based upon your revisions.

Disclosure responsive to this comment has been made throughout the “Proposal to Authorize” section of the Information Statement.

10.
Please disclose your common stock trading price on January 14, 2005 when you obtained the line of credit, on January 12, 2005 when the loan agreement between you and Bank of America was made effective, and the date when you renegotiated the warrants to SRC and Quest.

Disclosure responsive to this comment has been made to the introductory paragraph of the “Proposal to Authorize” section of the Information Statement.

11.	Please quantify the current balance on the promissory note issued to SRC that is convertible into common stock.

Disclosure responsive to this comment has been made to the “Proposal to Authorize” section of the Information Statement.

12.
Please clearly indicate whether you are currently in compliance with all the financing arrangements referred to in this section. We also note disclosure in your Form 10-QSB for the period ended September 30, 2004 indicating that you are involved in a lawsuit brought by GLMKTS, Inc. and its chief operating officer seeking damages in the amount of $365,000. Please consider the effect, if any, this will have on your compliance with the financial arrangements and also the related transactions you describe in this information statement.

U.S. Securities and Exchange Commission
February 16, 2005

The Company has made disclosure responsive to this comment has been made to the “Proposal to Authorize” section of the Information Statement. The Company has been advised by counsel that the referenced lawsuit is likely to be resolved in a manner that is not going to have a materially negative impact on the working capital condition of the Company, nor on its ability to comply with the transactions disclosed in the Information Statement.

13.
We note disclosure in your Form 8-K filed January 18, 2005 indicating that the line of credit will decrease to $3,000,000 from June 1, 2005 through maturity on December 31, 2005. We also note disclosure in that Form 8-K more specifically detailing how the line of credit proceeds will be used. Please add the disclosure to this section of the information statement.

Disclosure responsive to this comment has been made to the “Proposal to Authorize” section of the Information Statement.

Reason for Obtaining Line of Credit; Requirement of SRC Guaranty

14.
We also note disclosure in your 8-K filed January 18, 2005 indicating that you intend to use the proceeds of the line of credit primarily for working capital, and to pay off certain outstanding debt, including $965,000 owed to CIT Commercial Services under global factoring arrangements which are being retired. Please add the disclosure to this section of the information statement.

Disclosure responsive to this comment has been made to the introductory paragraphs of the “Proposal to Authorize” section of the Information Statement.

Reason for Current and Proposed Amendments to Outstanding Warrants

15.
We note disclosure indicating that the amendments to the existing warrants “will make Decorize a more attractive candidate by removing the significant overhang . . .” Please disclose whether you have any current merger of acquisition plans.

16.
We note that you have contacted other existing warrant holders to reduce the applicable exercise periods, in exchange for reduction in the applicable exercise price similar to the terms granted to SRC and Quest. Please revise to more clearly state the current status of any of negotiations with other existing warrant holders and whether those holders are affiliates.

Disclosure responsive Staff comments 15 and 16 have been made to the referenced section of the Information Statement.

U.S. Securities and Exchange Commission
February 16, 2005

Stockholder Approval

17.
Expand your disclosure to discuss potential alternatives the board considered before adopting a resolution to approve the letter agreement, the credit facility and the securities transactions. For example, describe the alternatives, the board’s reason for rejecting them, and identify the parties involved. If no alternatives were considered, clearly state this fact and discuss why alternatives were not considered.

The Company has revised the “Stockholder Approval” section of the Information Statement to provide additional information on alternatives that were considered to the currently proposed credit line.

Security Ownership of Certain Beneficial Owners

18.
Footnote 12 to the table indicates that the table includes all executive officers and directors of the company as of September 9, 2004. This is contrary to disclosure on page 11 indicating the table is current as of January 15, 2005. Please revise to remove this inconsistency and clarify whether this disclosure is as of the most recent date practicable.

The Company has corrected the disclosure and made it clear that the disclosure of the relative ownership of shares is being made as of the record date for the proposals described in the Information Statement.

19.
Please revise to more clearly disclose who holds voting or investment control over the shares owned by NestUSA and SRC Holdings. The footnote (3) disclosure about the former is confusing, while there is no disclosure about the beneficial owner of the latter in footnote (5).

The Company has revised the disclosure in the stockholder table in response to this comment.

Other Available Information

20.
Much of the information appearing under this heading does not appear relevant to your information statement. For example, we note your reference to “Form SB-2,” “prospectus,” and “securities offered in this prospectus.” Please revise accordingly.

Disclosure responsive to this comment has been made to the “Proposal to Authorize” section of the Information Statement.

U.S. Securities and Exchange Commission
February 16, 2005

Form 10-QSB for the period ended September 30, 2004

Item 3. Controls and Procedures

21.
You disclose here that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures “[w]ithin 90 days prior to the date of filing this Quarterly Report on Form 10-QSB. . ..” You also disclose that there have been no “significant” changes in your internal controls. Please confirm to us that the disclosure controls were effective as of the end of the period covered by the report and that there have been no changes to internal controls that could have a material impact upon you. See Items 307 and 308(c) of Regulation S-B. Please also comply with the correct standards of Items 307 and 308(c) in future filings.

In response to the Staff’s comment, the Company confirms that the disclosure controls were effective as of the end of the period covered by the report and that there have been no changes to internal controls that could have a material impact upon the Company. Please also note that the Company intends to ensure that all future quarterly and annual filings are revised to be consistent with the Staff’s February 14 comment letter and all applicable rules under Regulation S-B.

Please call the undersigned if you have any questions or if we may be of any further assistance.

Sincerely,

Lance M. Hardenburg

cc:  Steve Crowder (w/o encls.)

234717.2/LMH
25055-8